

03051782

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



MAR - 3 2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35810

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Correll Co. Investment Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9655 S. 78th Avenue
(No. and Street)

Hickory Hills (City) IL (State) 60457 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
M. Nicole Correll (708) 599-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James R. Clark, Ltd.
(Name – *if individual, state last, first, middle name*)

15040 South Ravinia (Address) Orland Park (City) IL (State) 60462 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. Nicole Correll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Correll Co. Investment Services Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Earl F. Correll & Violet Correll, Joint

Earl F. Correll & Bernice Randle, Joint

Earl F. Correll & Barbara A. Correll, Joint



"OFFICIAL SEAL"
DEBRA J. LUCENTE
Notary Public, State of Illinois
My Commission Exp. 07/25/2004

M. Nicole Correll

Signature

Vice-President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORRELL CO. INVESTMENT SERVICES CORP.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2002 and 2001

James R. Clark, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

James R. Clark, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Correll Co. Investment Services Corp.

We have audited the accompanying statement of financial condition of Correll Co. Investment Services Corp., an Illinois corporation, as of December 31, 2002 and 2001, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements refered to above present fairly, in all material respects, the financial position of Correll Co. Investment Services Corp., as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

James R. Clark, Ltd.

February 21, 2003
Orland Park, Illinois

CORRELL CO. INVESTMENT SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash - operating	$ 129,813	$ 17,316
Cash - interest bearing	137,127	167,136
Accrued concessions receivable	14,663	55,125
Prepaid expenses	12,339	-0-
Prepaid income taxes	-0-	15,623
TOTAL CURRENT ASSETS	293,942	255,200
INVESTMENTS	46,100	46,100
PROPERTY AND EQUIPMENT	-0-	378
	340,042	301,678
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued commissions payable	7,492	39,896
Income taxes-current	22,542	-0-
TOTAL CURRENT LIABILITIES	30,034	39,896
LONG TERM DEBT	-0-	50,000
DEFERRED INCOME TAXES	-0-	6,700
STOCKHOLDERS' EQUITY		
Common stock, No par value, 1,000 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid in capital	9,937	9,937
Retained earnings	295,071	190,145
TOTAL STOCKHOLDERS' EQUITY	310,008	205,082
	$ 340,042	$ 301,678

See accompanying notes.

CORRELL CO. INVESTMENT SERVICES CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Concession & commission income	$ 787,397	$ 709,669
Advisory fees	34,835	44,860
TOTAL REVENUES	822,232	754,529
COMMISSIONS & DIRECT COSTS	517,627	521,065
NET REVENUES	304,605	233,464
OPERATING EXPENSES		
Salaries and related expense	120,000	120,000
Registrations and memberships	6,071	16,586
Office supplies and expense	19,893	9,159
Depreciation expense	378	755
Rent expense	9,600	9,600
Other expenses	4,128	24,765
TOTAL OPERATING EXPENSES	160,070	180,865
OPERATING INCOME	144,535	52,599
OTHER INCOME (EXPENSE)		
Interest and dividend income	2,012	5,776
Other income	2,821	10,654
Interest expense	(5,000)	(6,000)
TOTAL OTHER INCOME (EXPENSE)	(167)	10,430
NET INCOME BEFORE INCOME TAXES	144,368	63,029
INCOME TAXES -Current	46,142	23,361
INCOME TAXES -Deferred	(6,700)	-0-
NET INCOME	104,926	39,668
BEGINNING RETAINED EARNINGS	190,145	150,477
ENDING RETAINED EARNINGS	$ 295,071	$ 190,145

See accompanying notes.

CORRELL CO. INVESTMENT SERVICES CORP.
STATEMENT OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 104,926	$ 39,668
Adjustments:		
Depreciation	378	755
(Increase) Decrease in:		
Accrued concessions receivable	40,462	16,999
Prepaid expenses	(12,339)	-0-
Prepaid income taxes	15,623	(15,623)
Increase (Decrease) in:		
Accrued commissions	(32,404)	14,811
Accrued income taxes	15,842	(15,131)
NET CASH PROVIDED BY OPERATING ACTIVITIES	132,488	41,479
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of long-term debt	(50,000)	-0-
NET CASH USED BY FINANCING ACTIVITIES	(50,000)	-0-
NET INCREASE IN CASH	82,488	41,479
CASH AT BEGINNING OF YEAR	184,452	142,973
CASH AT END OF YEAR	$ 266,940	$ 184,452

SUPPLEMENTAL CASH FLOW INFORMATION

	2002	2001
Cash paid for interest	$ 5,000	$ 6,000
Cash paid for income taxes	$ 7,977	$ 54,115

See accompanying notes.

CORRELL CO. INVESTMENT SERVICES CORP.
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND ORGANIZATION
The company is a registered broker/dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Security Dealers, Inc. (NASD). The company is also registered with several states.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INCOME TAXES
The company files income tax returns on the cash basis of accounting. At December 31, 2002 and 2001, timing differences between the two bases of accounting cause an estimated deferred tax provision of $-0- and $6,700, respectively.

NOTE B- LONG TERM DEBT
At December 31, 2001 , $50,000 long term debt consisted of a subordinated loan from a stockholder, payable January 31, 2004, with an interest rate of 1% per month. Interest payments began January, 1996. The loan agreement was written on a prescribed form from the NASD. The company repaid the loan in 2002 and is in compliance with minimum net capital requirements.

NOTE C- RELATED PARTY TRANSACTIONS
As described in Note B, $50,000 long term debt was a subordinated loan from a stockholder. Interest expense paid on this loan for the years 2002 and 2001 was $5,000 and $6,000, respectively.

NOTE D- INVESTMENTS

During the year 2000, the company invested $42,800 for common shares of The NASDAQ Stock Market, Inc. and $3,300 for warrants to buy common stock in same through the year 2006. These securities are restricted as to transferability, are not readily marketable, and are stated at cost.

NOTE E- PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2002	2001
Computer Equipment	$ 6,553	$ 6,553
Accumulated depreciation	(6,553)	(6,175)
	$ -0-	$ 378

James R. Clark, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders of
Correll Co. Investment Services Corp.

Our report on our audit of the basic financial statements of Correll Co. Investment Services Corp, for 2002 and 2001 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital and Aggregate Indebtedness/ Net Capital Ratio, Statement of Stockholders' Equity and Statement of Changes in Subordinated Borrowings as of December 31, 2002 and 2001 are presented for the purpose of additional analysis and are not a required part of basic financial statements, but is supplementary information required by rule 17a-5 under the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. No material differences existed between these audited statements and the unaudited figures filed by Correll Co. Investment Services Corp. for December 31, 2002 and 2001, except for income tax provisions.

James R. Clark, Ltd.

February 21, 2003
Orland Park, Illinois

CORRELL CO. INVESTMENT SERVICES CORP.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS/
NET CAPITAL RATIO
December 31, 2002 and 2001

	2002	2001
Total Assets	$ 340,042	$ 301,678
Less: Total Liabilities (Exclusive of subordinated debt)	30,034	46,596
Net Worth	310,008	255,082
Additions to Net Worth		
Deferred tax provisions	-0-	6,700
Capital before deductions	310,008	261,782
Deductions from and/or charges to Net Worth		
Total non-allowable assets	46,100	46,100
Additional charges for customers' and non-customers' security accounts	-0-	-0-
Additional charges for customers' and non-customers' commodity accounts	-0-	-0-
Aged fail-to-deliver number of items -0-	-0-	-0-
Aged short security differences-number of items less reserves of $-0-	-0-	-0-
Secured demand note deficiency	-0-	-0-
Commodity futures contracts and spot commodities (proprietary-capital charges)	-0-	-0-
Other deductions and/or charges	-0-	-0-
Total Deductions from and charges to Net Worth	46,100	46,100
Net Capital before haircuts on securities positions	263,908	215,682
Haircuts on securities:		
Contractual committments	-0-	-0-
Subordinated borrowings	-0-	-0-

See accountant's report

CORRELL CO. INVESTMENT SERVICES CORP.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS/
NET CAPITAL RATIO
December 31, 2002 and 2001

	2002	2001
Trading and Investment accounts:		
Bankers' acceptances, certificates of deposit and commercial paper	-0-	-0-
U.S. & Canadian government obligations	-0-	-0-
State and municipal govt. obligations	-0-	-0-
Corporate obligations	-0-	-0-
Stocks and warrants	-0-	-0-
Options	-0-	-0-
Arbitrage	-0-	-0-
Other Securities-2% of interest bearing cash	2,743	3,343
Undue concentration	-0-	-0-
Total haircuts on Securities	(2,743)	(3,343)
Net Capital	261,165	212,339
Minimum net capital requirement	5,000	5,000
Total A.I. Liabilities from Statement of Financial Condition	30,034	39,896
Add:		
Drafts for immediate credit	-0-	-0-
Market value of securities borrowed for which no equivalent value is paid	-0-	-0-
Other unrecorded amounts in A.I.	-0-	-0-
Deduct:		
Adjustment based on Special Reserve Bank Account	-0-	-0-

See accountant's report

CORRELL CO. INVESTMENT SERVICES CORP.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS/
NET CAPITAL RATIO
December 31, 2002 and 2001

	2002	2001
Total aggregate indebtedness	$ 30,034	$ 39,896
Ratio of A.I. to net capital	.12	.19
Excess net capital at 1500%	$ 261,165	$ 212,339
Excess net capital at 1000%	$ 261,165	$ 212,339
Net capital in excess of minimum requirement	$ 256,165	$ 207,339
Equity as a percent of net worth	100%	100%

See accountant's report

CORRELL CO. INVESTMENT SERVICES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
December 31, 2002 and 2001

	2002	2001
Common stock	$ 5,000	$ 5,000
Additional paid in capital	9,937	9,937
Net income	104,926	39,668
Beginning retained earnings	190,145	150,477
STOCKHOLDERS' EQUITY	$ 310,008	$ 205,082

See accountant's report

CORRELL CO. INVESTMENT SERVICES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
December 31, 2002 and 2001

	2002	2001
Subordinated borrowings- Beginning of year	$ 50,000	$ 50,000
Issuances	-0-	-0-
Maturities	(50,000)	-0-
Subordinated borrowings- End of year	$ -0-	$ 50,000

See accountant's report

James R. Clark, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors and Stockholders of
Correll Co. Investment Services Corp.

In planning and performing our audit of the financial statements of Correll Co. Investment Services Corp. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Corporation in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility for are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

James R. Clark, Ltd.

February 21, 2003
Orland Park, Illinois

END